Exhibit 5.1


             [LETTERHEAD OF TAFT, STETTINIUS & HOLLISTER LLP]



                                 July 12, 1999



Cinergy Corp.
139 E. Fourth Street
Cincinnati, OH 45202

Dear Sirs:

     In connection with the registration under the Securities Act of 1933 (the "Act") of $200 million principal amount of 6.125% Debentures due 2004 (the "New Debentures") of Cinergy Corp., a Delaware corporation (the "Company"), to be issued in exchange for the Company's outstanding 6.125% Debentures due 2004 pursuant to (i) the Indenture (the "Indenture") dated as of April 15, 1999 between the Company and Fifth Third Bank, as trustee (the "Trustee"), and (ii) the Registration Rights Agreement dated as of April 16, 1999 (the "Registration Rights Agreement") by and among the Company and Salomon Smith Barney Inc., Barclays Capital Inc., Chase Securities Inc. and Morgan Stanley & Co. Incorporated, we, as your counsel, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion.

     Upon the basis of such examination, we advise you that, in our opinion, the New Debentures have been duly authorized by the Company; and when the Securities and Exchange Commission declares the Company's Registration Statement on Form S-4 effective and the New Debentures have been duly executed, authenticated, issued and delivered in accordance with the terms of the Registration Rights Agreement and the Indenture, the New Debentures will constitute valid and legally binding obligations of the Company enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

     The foregoing opinion is limited to the federal laws of the United States of America, the Delaware General Corporation Law and the laws of the State of New York, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

     In connection with the foregoing, we have assumed that at the time of the issuance and delivery of the New Debentures there will not have occurred any change in law affecting the validity, legally binding character or enforceability of the New Debentures and that the issuance and delivery of the New Debentures, all of the terms of the New Debentures and the performance by the Company of its obligations thereunder will comply with applicable law and with each requirement or restriction imposed by any court or governmental body having jurisdiction over the Company and will not result in a default under or a breach of any agreement or instrument then binding upon the Company.

     In rendering the foregoing opinion, we have relied as to certain matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible, and we have assumed (i) that the Indenture has been duly authorized, executed and delivered by the Trustee, (ii) that the New Debentures will conform to the form thereof set forth in the Indenture, (iii) that the Trustee's certificates of authentication of the New Debentures will be manually signed by one of the Trustee's authorized officers and (iv) that the signatures on all documents examined by us are genuine, assumptions which we have not independently verified.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the heading "Legal Matters" in the Prospectus. In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under
Section 7 of the Act.

                                             Very truly yours,

                                             /S/ TAFT, STETTINIUS &
                                                 HOLLISTER LLP
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